BRF S.A.

Public Company

Tax ID 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

ADVISORY COMMITTEES TO THE BOARD OF DIRECTORS

- INTERNAL REGULATIONS -

Approved in the Meeting of the Board of Directors

held on October 8, 2020.

ADVISORY COMMITTEES OF THE BOARD OF DIRECTORS

- INTERNAL REGULATIONS -

The Board of Directors (“Board”) of BRF S.A. (“Company” or “BRF”), in the use of its attributions established in the Bylaws (“Bylaws”) resolved to create committees to advise it in taking decisions of interest to the Company, seeking to add value to its business (“Committees”), and approved the present Internal Regulations (“Regulations”).

1.	Objective

1.1. Committees. The Committees are collegiate bodies, of a Consulting and permanent nature for support and assistance for the Board. The recommendations of the Committees are not binding, it being the exclusive duty of the Board to take decisions related to the Company.

1.2. Objectives. The Committees shall act in accordance with the mission and values of BRF and conduct their work in compliance with the applicable laws and regulations, best practices of corporate governance, the Bylaws, the Code of Ethics and Conduct (Transparency Manual) and other polices of BRF.

2.	Responsibilities and Competences

2.1. Responsibilities. The members of the Committees shall exercise their functions respecting the same duties and responsibilities assigned to the administrators of the Company, in the terms of articles 153 to 159 of Law # 6.404, of December 15, 1976, as amended (“Law of Joint Stock Companies”).

2.1.1. The function of Committee member cannot be delegated.

2.2. Competences. It is the duty of the Committees, in the scope of their attributions, besides the other competences indicated in these Regulations to:

(i)           evaluate beforehand the issues sent for their assessment and liable to evaluation of the Board of Directors, request clarification and issue analyses and reports related to relevant subjects so as to aid the decisions of the Board of Directors;

(ii)          submit recommendations for the issues sent for their evaluation concerning issues of their competence;

(iii)         follow up the execution of their recommendations;

(iv)        report their activities periodically to the Board.

3.	Obligations of the Committee Members

3.1.       Obligations. The obligations of the Committee members are constituted of:

(i)           appearing at all the meetings scheduled in the annual calendar, duly prepared and knowing about the issues and documents placed at their disposal;

(ii)          basing their conduct on high ethical standards, maintaining an impartial and ethical posture in the performance of their activities;

(iii)         observing and encouraging good practices of corporate governance;

(iv)        maintaining secrecy concerning all information to which they may have access due to the exercise of their job titles; and

(v)         declaring beforehand any private or conflicting interest which they may have with that of the Company regarding determined material submitted to their evaluation, abstaining from discussing it and/or voting on it.

4.	Finance and Risk Management Committee

4.1.       Finance. The attributions of this Committee in the field of Finances include:

(i)           evaluating recommendations to the Board concerning the financial policies of the Company, recommending adaptations, when necessary;

(ii)         issuing recommendations concerning the annual plan of objectives and goals of the Company;

(iii)        issuing recommendations concerning the budget process prepared by the Executive Board, as well as submitting it to the evaluation of the Board of Directors;

(iv)        following up the execution of the annual plan and budget approved by the Board, the financial statements, as well as fulfillment of the guidelines defined by the Board concerning the financial policy of the Company;

(v)         issuing, together with the Committee of Strategy and Marketing, recommendations concerning proposals of investment and/or divestment and financing;

(vi)        issuing recommendations concerning the purchase/sale of securities issued by the Company and/or its subsidiaries in the domestic and/or foreign capital markets;

(vii)       issuing recommendations concerning proposals related to fiscal and tax optimization;

(viii)      following up and analyzing the capital structure of the Company, as well as evaluating measures which recommend alterations; and

(ix)        evaluating proposals of distribution of dividends and/or constitution of capital reserves.

4.2. Risk Management. The attributions of the Committee in the field of Risk Management include:

(i)          recommending to the Board the Company’s Risk Management policy and requesting adaptations, when necessary;

(ii)         recommending to the Board the limits of exposure to risks (extent of risks) of the Company, requesting adjustments, when applicable;

(iii)        reporting to the Board the exceptions to the directives the Company’s Risk Management presented/discussed in the scope of the Committee;

(iv)        recommending, regarding Risk Management, the long-term strategic plan, annual plan and goals of the Company, whenever presented to the Committee;

(v)         following up the main risks of the Company (financial, operational, strategic and/or regulatory) presented to the Committee and reporting to the Board the relevant issues;

(vi)        recommending the process of dealing with the main risk of the Company presented to the Committee, considering the following subjects: “Assume”, “Reduce”, “Transfer” or “Eliminate”;

(vii)       recommending occasional and/or specific risk evaluation to the Risk Board;

(viii)      issuing recommendations concerning the annual plan and respective budget of the Risk Area, together with the Corporate Risk Board; and

(ix)        following up the execution of the annual plan and budget approved by the Board, as well as the fulfillment of the guidelines defined by the Board concerning the

Company’s Risk Management policy.

5.           People, Governance, Organization and Culture Committee

5.1. People, Governance, Organization and Culture. The attributions of this Committee in the field of People, Governance, Organization and Culture include:

(i)           advising the Board in defining the policies of remuneration, development of people and training, compensation of executives and coworkers, proposing constant improvements and following up market remuneration practices;

(ii)         providing support on the processes of evaluating, selecting and developing main leaders;

(iii)        advising the Board in formulating and practicing BRF culture, monitoring and encouraging the behavior of leaders;

(iv)        recommending actions which align the expectations of shareholders and executives;

(v)         evaluating and recommending improvements to the Company’s recruitment methods;

(vi)        recommending plans of succession;

(vii)       evaluating and following up profit sharing programs and programs of options of purchasing shares of the Company;

(viii)      evaluating and recommending practices of management and training; and

(ix)        following up the management of organizational climate, recommending adaptations and reviews.

5.2.       Governance. The attributions of this Committee in the field of Governance include:

(i)           ensuring management based upon the principles of corporate governance and sustainability, including, among other things: (i) transparency of information; (ii) equality of information; (iii) rendering of accounts; and (iv) corporate responsibility;

(ii)          following up the fulfillment of the directives established by the Bylaws, internal regulations, codes and policies of the Company;

(iii)         furthering the constant improvement of governance practices, recommending new practices and/or proposing alterations to existing practices, proposing amendments to the Bylaws, Internal Regulations of the Committees, Corporate Governance Policy, Code of Ethics and Conduct (Transparency Manual), and other internal standards related to governance;

(iv)        ensuring efficacious functioning of the Board and its Committees, as well as furthering the good relationship between the Board, the Executive Board, shareholders and stakeholders;

(v)         recommending to the Board concerning the structure of the Committees, proposing alterations, when necessary, including their composition, competences and experience necessary;

(vi)        aiding in coordinating the annual schedule of meetings of the Board and Committees, ensuring the progress of the work and periodic reporting of the Committees to the Board;

(vii)	aiding in selecting and indicating to the Board, people who, fulfilling the legal requirements and the ones foreseen in the Bylaws, can be candidates for integrating the Committees, as well as people for positions of Board Member to fill possible vacancies; and

(viii)      supporting the Chairman of the Board in the organization of a formal and periodic process of evaluation of Board Members and the Board, which shall be executed annually.

6.           Quality and Sustainability Committee

6.1.       The attributions of this Committee include:

(i)           Following up the main features of the Company’s system of quality and sustainability, comparing the results presented with the goals established, as well as learning about the costs of lack of quality, recommending, if necessary, punctual audits;

(ii)          Ensuring the development of the four main fronts of the concept of “Quality Assurance System”, namely: (a) Planning of Quality: planning of the product (capturing and analyzing the function of quality), the process, the specifications of materials of suppliers and quality, simplicity and accuracy of specifications of the product, the technical standards of process and the standard operating procedures, with special emphasis for maintaining standards of raw material and true fulfillment of the product technical lists, with due validation by the control of checking the full nutritional table;

(b)         Execution of Quality: management of the routine in all the value chain from the practices of those integrated to the end retailer as well as of the support operations, notably electrical and mechanical maintenance; (c) Quality Control: control of quality, including the audits of the quality assurance system of the suppliers itself, operational discipline in the fulfillment of existing standards, the laboratories (emphasizing standardization of the laboratory and audit of the laboratory system, as well as certifications), metrology, traceability and flow of information and documentation, follow-up of the complaints and claims of customers and process of handling prioritizing them, as well as follow-up of technological development in the area of complaints, including real time analysis of social networks; (d) Corrective Performance in the Quality System: observing the qualification and practice of own team in resolving interfunctional problems in the value chain arising from audit reports, customers’ complaints and social networks;

(iii)         Checking if the Product Planning area not only establishes the consumer’s preferences, but also the evolution of social, economic and environmental behavior for development of new product lines and innovation in contents and packaging;

(iv)        Following up advances regarding compliance with ISO standards, especially ISO 9001, ISO 17025 and ISO 14000, as well as observing the Company’s intention of being certified in the main global management standards of systems of quality and sustainability (such as, for example, GSFI, SQF, BRC and IFS);

(v)         Following up advances of specific standards of food safety, sustainability and customers of the Company, observing the Company’s intention of being certified in the aforesaid standards;

(vi)        Following up retaining employees in the Quality Assurance System area, requesting from the Human Resources are a plan for: (a) reduction of turnover; (b) increased engagement; (c) reduced absenteeism; (d) continuous increase of average time of employees in the Company, aiming at retaining knowledge; and (e) attracting the best people of the segment in the market, as well as checking the career plan of the aforesaid employees with special emphasis on education and training of staff and, finally, leveling remuneration to market indices;

(vii)       Following up the plan of digitizing the system of quality assurance and sustainability.

(viii)      Following up the status of implementation of actions, referring to the plan of reducing the 12 high priority risks of BRF regarding the dimension Quality and Sustainability, into their 3 (three) elements of risk, namely: (i) quality of products, (ii) technical processes and procedures and (iii) animal well-being, recommending, if necessary, new punctual actions;

(ix)        Following up the main indicators of Sustainability of the Company, concerning (i) social responsibility and chain of suppliers, (ii) processes of eco-efficiency, climatic changes, residue and greenhouse gas emissions, (iii) adherence to market instruments DJSI, ISE and CDP, (iv) animal well-being and adherence to BBFAW and (v) fulfillment of the public commitments established in sustainability, comparing, for all the five dimensions, the results presented with the goals established, as well as recommending, if necessary, new punctual actions;

7.           Consumer Intelligence Committee

7.1.        The main attribute of this Committee is to advise the Board and management in providing knowledge with regards to consumers’ habits, interests, and tastes, to anticipate tendencies and maintain a perfect connection of our products with its respective consumers. To reach this goal, the Committee will also have the following attributions:

(i)           Advise the Board and management of the Company in the digitalization process (“Go Digital”), to allow the Company to provide all possible channels to its consumers in an accessible and intuitive manner, and to become a reference in this process;

(ii)          Propose processes and systems for the acquisition, treatment, analysis, and availability of relevant information to reach the goal provided for in Section 7.1; and

(iii)         Propose the hiring of permanent or temporary specialists or consultants with relevant knowledge to subsidize the Committee’s work.

8.	Conflict of Interest

8.1. Receipt. The members of the Committees are forbidden, directly or indirectly, to receive any type of remuneration from the Company for rendering services which may configure as prevention or incompatibility with their obligations and responsibilities as members of the Committees.

8.2. Conflict of Interest. Once there is perceived any conflicting interest or private interest of any member of the Committees related to a determined subject, the member concerned shall not be able to have access to information, take part in meetings of the respective Committee, recommend, resolve or in any way intervene, directly or indirectly, until the situation of conflicting interest ceases.

9.           Composition, Mandate, Taking Up Office

9.1. Composition. The Committees shall be formed of at least 2 (two) effective members, elected by the Board of Directors, at least 1 (one) member of the Board of Directors having to take part in each Committee.

9.2. Election and Mandates. The election of the members of the Committees shall occur in the first meeting of the Board which occurs after the election of the members thereof by the General Shareholders’ Meeting. The mandates of the members of the Committees shall match the mandates of the members of the Board.

9.2.1. Re-election. The members of the Committees shall be able to be re-elected at the end of the respective mandates, as defined by the Board.

9.2.2. Replacement. If there is replacement of members, whether by waiver or decision of the Board, the end of the mandate of the new member shall match, in the same way, that of the other members.

9.3. Requirements for Taking Up Office. Only the physical entity who fulfills the requirements for taking up office required for the members of the Board, in the applicable form of the legislation, shall be able to be elected as member of a Committee.

10.	Coordinators

10.1. Coordinator. Each Committee shall have a coordinator, who shall be a member of the Board, chosen by the members of the Committee to which the (“Coordinator”) belongs.

10.2. If there is temporary absence of the Coordinator of any Committee, the members of the respective Committee shall indicate jointly the replacement thereof.

10.         3. Representation. The Committees shall be represented by their respective Coordinators in any meetings to which they are summoned.

11.	Calendar of Meetings and Agendas

11.1. Current Calendar. The Committees shall meet ordinarily as per the predefined annual calendar, extraordinary meetings being able to be held when necessary. The periodicity of the meetings shall be determined so as to ensure the effectiveness of the work of the Committees.

11.1.1. Annually the Committees shall resolve, among other things: (i) abut the annual calendar of ordinary meetings; and (ii) the analysis of the performance of the Committees themselves, respectively.

11.2. Place. The ordinary or extraordinary meetings of the Committees shall be held preferably in the headquarters of the Company. If necessary, it is authorized for meetings to be held or the members of the Committees take part in meetings by telephone, videoconference, electronic resolution, or any other means of communication which can effectively assure the participation and authenticity of the vote. In these circumstances, the members of the Committees shall be considered to be present at the meeting, and their recommendations considered to be valid for all legal purposes and incorporated in the minutes of the aforesaid meeting.

11.3. Agenda. The agenda of the meetings of the Committees shall be prepared by the respective Coordinators, asper the following guidelines:

(i)           The issues subject to approval/analysis of the Board shall be presented to the respective Committees, as per the issues being analyzed, for discussion and recommendation;

(ii)          The issues to be inserted in the agendas of the Committees at the request of the Board shall be indicated by it to the respective Coordinators. The issues to be inserted in the agendas of the Committees at the request of the other areas of the Company shall be indicated by them to the respective Coordinators;

(iii)         The issues for approval of the Committees shall be based upon the respective “Technical Notes”, which shall contain at least the following information, as applicable: area in charge, parties involved, detailed description, values involved, terms, risks involved and other information relevant to decision-making.

(iv)        The members of the Committees shall be able to suggest additional subjects for the agenda;

(v)         The addition of extra subjects in the agenda of the meetings of Committees, outside the terms established in the present instrument, shall depend upon the agreement of all the members of the respective Committee.

11.4. Summons. The meetings shall be summoned by the Coordinators of the Committees, by means of email, sent at least 5 (five) days before the date of the meetings. The summons shall contain a brief description of the material to be discussed and the main material to be evaluated. The subjects of the respective agendas, as per the case, shall be able to be classified as: (i) informative subject; and (ii) decision-making subject.

11.5. Installation. The meetings of the Committees shall be held with the presence of the majority of the respective members.

11.6. External Participants. The members of the Committees shall be able, when they deem it necessary, to request the presence of technicians and/or specialists of the Company for technical explanation concerning the issues being evaluated by the Committees and aid in the discussion. Furthermore, specialists shall be able to be summoned to aid in the discussion of specific issues of interest to the Committees and Board.

12.	Resolutions and Minutes

12.1. Resolutions. The positioning of the Committees shall be defined by the majority of votes of their members present in the meetings. If there is divergence, different positions, as well as possible abstention arising from conflicting interest, they shall be submitted to the Board. The recommendations of the Committees shall not bind the Board of Directors.

12.2. Minutes. The meetings of the Committees shall be recorded in minutes, written objectively, which shall record the discussion and/or recommendations, abstention of votes by conflicting interest, responsibilities and terms. The minutes shall be signed by all those present. The minutes shall be made available to the members of the Committees by means of the Governance Portal.

13.	Secretary of the Committees

13.1. Secretary of the Committees. The Committees shall have a secretary (“Secretary”), who shall have the duty of:

(i)           organizing, together with the Coordinators, the agenda of the meetings, bases upon requests of Board Members and inquiries to the Executive Board;

(ii)          being the secretary for the meetings, preparing and drawing up the respective minutes, and collecting the signatures of the members and possible guests; and

(iii)         aid the Coordinators in the work of following up the activities of the Committees.

14.	Report to the Board of Directors

14.1. Report. The Committees shall report to the Board of Directors, in the first meeting of the Board of Directors which occurs after the meetings of each one of the Committees, the respective issues of the agenda discussed by their members.

14.2.       Annual Evaluation. Furthermore, the Committees shall make an annual analysis of the performance of their activities, the summary of such analysis having to be presented to the Board straight after concluding the analysis concerned.

15.	Budget

15.1. The Committees shall not have their own budget, and any contracting of partners, services, etc. shall be submitted to the Board, for approval.

15.2. The remuneration policy of the members of the Committees shall be defined by the Board of Directors.

16.	Final Provisions

16.1. Possible omissions of these Regulations and queries of interpretation of their provisions shall be the object of analysis and decision by the Board.

16.2. These Regulations came into force upon the date of their approval and/or amendment, as the case may be, by the Board and are filed in the headquarters of the Company.